healthzone
limited
1 July 2010	ACN 118 715 772

316 Horsley Road
Milperra NSW 2214

Mr Peter Roach
“High Hill” Oxley Drive
Mittagong NSW 2575

LETTER OF OFFER

Dear Peter,

I have pleasure in confirming your terms and conditions of employment as follow;

Position
You are appointed to the position of Executive Chairman and Chief Executive Officer of the Healthzone group of companies. In this position, you will report to the Board of Directors.

Commencement Date
Your date of commencement is 1 July 2010

Term
Three (3) years

Total Base Remuneration
$375,000.00 (Three hundred and seventy five thousand dollars) per annum including superannuation. You may package the remuneration between salary, novated lease for a motor vehicle, motor vehicle running costs, superannuation (ensuring minimum legal requirements are met as you so nominate)

The salary component is paid monthly by direct deposit into your nominated bank account. Payment of wages is made on the 15th day of each month. Should the 15th fall on a weekend, payment will be made on the Friday preceding the 15th of the month.

Salaries are reviewed in July of each year in line with Company policy and are assessed based your performance.

Short Term Incentive (STI)
In addition to your salary, you have the opportunity to earn a performance bonus based upon the achievement of agreed KPI’s. The range of your STI payment is between 0% and 50% of your total base remuneration.

Long Term Incentive (LTI)
The LTI will be determined by the Company’s Basic Earnings Per Share (EPS) as per the schedule below. When the EPS targets are achieved in any given year, Ordinary shares in Healthzone Limited will be issued to you subject to meeting tenure requirements. You are entitled to all dividends and other share entitlements, attached to those shares which will be issued in your name.

Financial year	Shares issued
2012	1,000,000
2013	1,000,000
2014	1,000,000

*Financial year is for the period ending June 30 of that year.

Shares will be issued to you within one month of the completion of the full year audited accounts subject to the performance and tenure criteria above. In the event the EPS target is not achieved in one year then that year’s share entitlement shall be added to the following year’s entitlement. If the specified EPS is achieved in any year prior to 2014 then shares shall immediately vest but will be subject to a holding lock based on tenure and will be issued each year in accordance with the schedule above.

In addition, when the EPS targets are achieved in any given year, you will be entitled to further ordinary shares in Healthzone Limited subject to meeting tenure requirements. You are entitled to all dividends and other share entitlements, attached to those shares which will be in your name.

Financial year	Issue Price/loan of shares (cents)	Shares issued
2012	45	500,000
2013	50	750,000
2014	55	1,000,000

These Shares issued shall be secured by a non-recourse, interest free loan, repayable whenever the shares are sold. Shares will be issued to you within one month of the completion of the full year audited accounts subject to the performance and tenure criteria above. The shares and are exercisable by you within two years of issue with the loan being repaid at date of disposal. In the event EPS target is not achieved in one year then that years share entitlement shall be added to the following year’s entitlement at that years issue / loan price. If the specified EPS is achieved in any year prior to 2014 then shares shall immediately vest but will be subject to a holding lock based on tenure and will be issued each year in accordance with the schedule above.

Should you resign or are terminated for cause then any rights to unissued shares are forfeited, and you are required to repay any outstanding loan amounts within 9 months of termination. In the event you are made redundant or the company is subject to a takeover offer or scheme of arrangement or an uncontrollable event, then all shares including unvested or unissued shares relating to all years will be issued at $0.60 cents per share and vest immediately. Under these circumstances any outstanding loans shall be repayable within 9 months of departure. An Uncontrollable Event is to include death, serious injury, disability or illness or involuntary early retirement.

Job Description
The job description is as per agreed between yourself and the Healthzone Ltd Board and may vary from time to time.

Superannuation
Healthzone Ltd will automatically pay the appropriate Superannuation guarantee levy (currently 9%) or an increased amount as directed by yourself on your behalf, into your nominated Superannuation fund.

Hours of Work
The office hours are from 8.30am to 5.00pm Monday to Friday. Given the seniority of this position it is expected that you shall be required to work a reasonable amount of additional hours.

Annual Leave
You are entitled to four (4) week’s annual leave on a pro-rata basis per year, which can be taken at such times as agreed between yourself and your manager. There is no annual leave loading payable You are required to give 4 weeks’ notice of your intention to take leave.

Personal Leave
You are entitled to ten days personal leave each year accrued on a monthly basis. A medical certificate is required for any absence of more than two (2) consecutive days and single days before or after a Public Holiday.

Staff Discount
You are eligible to purchase products distributed by Healthzone Solutions Pty Limited (as listed in the current catalogue) at the discount rate of 10% off the wholesale price. Payment for purchases is by Credit Card or Cheque with order.

Termination:
During your employment with Healthzone you may terminate the employment by giving 6 months’ notice of termination in writing. During this period you are required to undertake your normal duties and assist with transition of duties by attending in full time employments activities as directed by the Board. No annual or long service leave may be taken during this period. Healthzone can terminate your contract by giving 6 months notice in writing. Healthzone may elect to pay you in lieu for part or all of your notice period.

In the event of redundancy the Company shall pay you the equivalent of 12months of the average of your preceding 12 months Total Base Remuneration. This shall cover notice period and redundancy payments. In addition any legal annual leave and long service leave entitlements shall be paid separately.

Restraint of Trade
You agree to not work as an employee or consultant for a period of 6 months following resignation or termination for a company engaged in the health and beauty products sector as a distributor, wholesaler, retailer or franchisor without the express written consent of the Healthzone Ltd Board.

Confidentiality
The parties to this agreement will treat these terms and conditions as confidential and will not discuss these with any third party. All confidential information of the Company shall be undisclosed both during and after the course of your employment with the Company. The Company stands to maintain it’s confidentiality within the Privacy Act. 1988.

Harassment Policy
The Company is committed to providing an acceptable work environment for all employees and discourages any form of harassment. A copy of the Company’s Harassment Policy is attached and should be read in conjunction with these terms and conditions.

Acceptance
Please signify your acceptance and understanding of the information contained in this Letter of Offer and attachments herewith by signing below and returning the original to the undersigned as soon as possible.

Yours faithfully

Michael Wu
On behalf of The Healthzone Ltd Board

I hereby understand and accept this offer of employment on the terms detailed above.

Signed:	Date:	1 July 2010
Peter Roach

Witness: